Att 3.16.2004

[redacted]

04015984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH, D.C. 153

SEC FILE NUMBER
8-48893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Jesup & Lamont Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5th Avenue, 3rd Floor
(No. and Street)

New York (City) — NY (State) — 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Moreno — (212) 918-0400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) — New York (City) — NY (State) — 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jesup & Lamont Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA G. IZZO
Notary Public, State of New York
No. 31-4964973
Qualified in New York County
Commission Expires June 2, 2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESUP & LAMONT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

JESUP & LAMONT SECURITIES CORPORATION

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jesup & Lamont Securities Corporation

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 20, 2004

JESUP & LAMONT SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 407,392
Due from broker	1,433,700
Securities owned, at market value	466,554
Prepaid expenses and deposits	190,739
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $181,234	75,436
Due from employees	42,088
Due from officers	7,792
Due from Parent	152,866
Other assets	106,218
	$ 2,882,785
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,855
Accounts payable	252,557
Commission payable	398,538
Loan payable	463,285
Total liabilities	1,117,235
Stockholders' equity:	
Common stock - no par value, 10,000 shares authorized, 9,454 shares issued, 8,270 shares outstanding	
Additional paid-in capital	4,210,434
Accumulated deficit	(2,311,000)
Treasury stock - 1,184 shares	(133,884)
Total stockholders' equity	1,765,550
	$ 2,882,785

See notes to statement of financial condition

JESUP & LAMONT SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2003

NOTE A - ORGANIZATION AND BUSINESS

Jesup & Lamont Securities Corporation (the "Company") is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities.

The Company is a 98% owned subsidiary of Jesup & Lamont Holding Corporation ("Holding" or "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain (loss) on securities transactions. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments.

Depreciation of furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The components of securities owned and securities sold, but not yet purchased as of December 31, 2003 consist of positions of common stock. Two positions account for 88% of the total value of securities owned.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements at December 31, 2003 were as follows:

Leasehold improvements	$ 50,139
Computer equipment	131,698
Furniture and fixtures	74,833
Total cost	256,670
Less accumulated depreciation and amortization	181,234
	$ 75,436

NOTE D - LOAN PAYABLE

The Company has a loan payable to the U.S. Small Business Administration in the amount of $463,285 that is payable in 202 monthly installments of $3,148, including principal and interest at the rate of 4% per annum, commencing January 23, 2004. The loan is collateralized by the Company's furniture and equipment and is guaranteed by two officers of the Company and their spouses.

NOTE E - STOCKHOLDERS' EQUITY, NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital based on aggregate indebtedness. As of December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.25 to 1 and its net capital was approximately $888,000, which was $788,000 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

During 2003, Holding purchased 3,822 shares of the Company's common stock for $1,150,000.

NOTE F - INCOME TAXES

The Company intends to elect to file a consolidated income tax return with Holding and its other subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2003, the Company had deferred tax assets of approximately $1,152,000, which are primarily due to timing differences such as unrealized gains and losses on securities transactions, depreciation and amortization and net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization.

At December 31, 2003, the Company's share of the consolidated federal net operating loss carryforward was approximately $2,400,000 which expires from 2020 through 2022.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

As of December 31, 2003, the Company is obligated under noncancelable lease agreements for office space in New York City, New York and Stamford, Connecticut, expiring through 2009. The leases provide for minimum lease payments as follows:

Year Ending December 31,	
2004	$ 673,000
2005	695,000
2006	677,000
2007	664,000
2008	664,000
Thereafter	332,000
	$ 3,705,000

JESUP & LAMONT SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2003

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation:

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

NOTE H - FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of securities sold, but not yet purchased.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2003 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by another clearing broker. At December 31, 2003, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

NOTE J - SUBSEQUENT EVENTS

On January 1, 2004, the Company acquired substantially all of the assets (the "Acquired Assets") of Oftring & Company, Inc., a registered broker-dealer in securities located in Worcester, Massachusetts. The purchase price for the Acquired Assets consisted of $90,000, 1,399,740 shares of Holding common stock representing 3% of the issued and outstanding shares of Holding and an option to purchase an additional 3% of the total of the issued and outstanding common stock of Holding at a purchase price equal to the book value of such shares at December 31, 2003. In addition, the seller or its designee will be entitled to receive additional consideration equal to 7% of the Gross Commissions of the Oftring Group, both as defined, until the earlier to occur of (i) January 1, 2008 or ii) the date that the aggregate payments of Gross Commissions equal $490,000. The value of the purchase price will substantially be assigned to customer lists and amortized over a period not to exceed five years. Gross Commissions will be charged to compensation as earned.

On February 11, 2004, the Company entered into a three-year operating lease for office space in Edison, New Jersey at annual rentals of approximately $100,000.